UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 14, 2015

Celgene Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-34912	22-2711928
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

86 Morris Avenue

Summit, New Jersey 07901

(Address of principal executive offices, including zip code)

(908) 673-9000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry Into a Material Definitive Agreement.

Agreement and Plan of Merger

On July 14, 2015, Celgene Corporation, a Delaware corporation (“Celgene”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Receptos, Inc., a Delaware corporation (“Receptos”), and Strix Corporation, a Delaware corporation and a wholly-owned subsidiary of Celgene (“Acquisition Sub”), pursuant to which, among other things, subject to the terms and conditions of the Merger Agreement, Acquisition Sub will commence a tender offer (the “Offer”) for all of the outstanding shares of common stock of Receptos, par value $0.001 per share (the “Receptos Shares”), at a purchase price of $232.00 per Receptos Share, net to the holder thereof in cash, subject to reduction for any applicable withholding taxes (the “Offer Price”). Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Acquisition Sub will merge with and into Receptos, with Receptos surviving as a wholly-owned subsidiary of Celgene, pursuant to the procedure provided for under Section 251(h) of the Delaware General Corporation Law without any stockholder approvals (the “Merger”). At the effective time of the Merger (the “Effective Time”), each outstanding Receptos Share, other than any shares owned by Acquisition Sub or any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest. The Celgene Board of Directors has, by unanimous vote, approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, Receptos will take such action as may be necessary so that, at the Effective Time, each outstanding and vested Receptos stock option will be cancelled and converted into the right to receive an amount in cash, if any, without interest and less the amount of any withholding taxes, equal to the product of (A) the number of Receptos Shares underlying such stock option and (B) an amount equal to (x) the Offer Price less (y) the per share exercise price of such stock option. For unvested Receptos stock options and restricted stock units that are outstanding at the Effective Time and held by employees, such amount does not become payable until the later of the Effective Time and December 31, 2015, subject to the holder of the applicable unvested award remaining employed through the payment date (unless the holder of such award dies or becomes disabled, such holder’s employment is terminated without cause or for good reason or such award is subject to earlier vesting pursuant to the original terms thereof).

Acquisition Sub’s obligation to purchase Receptos Shares validly tendered and not withdrawn pursuant to the Offer is subject to the satisfaction or waiver of various closing conditions, including (i) the expiration or termination of any waiting period (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Approval”), (ii) that the number of Receptos Shares validly tendered and not withdrawn in accordance with the terms of the Offer, together with Receptos Shares then owned by Celgene, Acquisition Sub and their respective wholly-owned subsidiaries, represents at least a majority of all then outstanding Receptos Shares (not including Receptos Shares tendered pursuant to guaranteed delivery procedures unless and until such Receptos Shares are actually “received” in accordance with the terms of the Offer), (iii) the absence of any law or order by any governmental authority that would make illegal or otherwise prohibit the Offer, the acquisition of Receptos Shares by Celgene or Acquisition Sub or the Merger, (iv) the accuracy of the representations and warranties of Receptos contained in the Merger Agreement (subject to certain materiality standards), (v) Receptos’ material compliance with its covenants contained in the Merger Agreement, (vi) there not having been a material adverse effect on Receptos following the execution of the Merger Agreement that is continuing and (vii) other customary conditions.

The Merger Agreement contains customary representations, warranties and covenants, including, among others, covenants obligating Receptos to continue to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the closing and obligating Celgene and Receptos to use commercially reasonable efforts to obtain required government approvals.

The Merger Agreement also includes covenants requiring Receptos not to solicit, or enter into discussions with third parties relating to, alternative business combination transactions during the period between the execution of the Merger Agreement and the closing, subject to fulfillment of certain fiduciary requirements of the Receptos Board of

Directors (the “Receptos Board”) and, subject to certain exceptions, not to withhold, withdraw, amend, modify or qualify in a manner adverse to Celgene the recommendation of the Receptos Board that Receptos stockholders tender their Receptos Shares to Acquisition Sub pursuant to the Offer.

The Merger Agreement contains certain termination rights, including the right of either party to terminate the Merger Agreement if the Offer is not consummated on or before July 14, 2016 or in the event that HSR Approval is not obtained under certain circumstances, the right of Receptos to terminate the Merger Agreement to accept a superior proposal for an alternative business combination (so long as Receptos complies with certain notice and other requirements under the Merger Agreement) and the right of Celgene to terminate due to a change of recommendation by the Receptos Board. Upon termination of the Merger Agreement by Receptos or Celgene upon specified conditions, a termination fee of $230,000,000 may be payable by Receptos to Celgene. The Merger Agreement also provides that Celgene will be required to pay Receptos a reverse termination fee of $400,000,000 and extend Receptos a loan in the amount of $350,000,000 in the event that HSR Approval is not obtained under certain circumstances.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this report as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement and the above description thereof have been included to provide investors and stockholders with information regarding the terms of the agreement. They are not intended to provide any other factual information about Receptos or Celgene or their respective subsidiaries or affiliates or stockholders. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Receptos’ or Celgene’s public disclosures. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about Receptos or Celgene and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the U.S. Securities and Exchange Commission (the “SEC”).

Bridge Loan Facility Commitment Letter

In connection with the Merger Agreement, on July 14, 2015, Celgene entered into a bridge loan facility commitment letter (the “Commitment Letter”) with JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC (the “Commitment Parties”), pursuant to which, among other things, the Commitment Parties have committed to provide Celgene with an unsecured bridge loan facility in the amount of up to $5,000,000,000 to finance, in part, the acquisition of Receptos (the “Financing”). The Commitment Parties’ commitment to provide the Financing is subject to various conditions, including (i) consummation of the Merger in accordance with the Merger Agreement, (ii) the negotiation and execution of definitive documentation consistent with the Commitment Letter, (iii) delivery of certain audited, unaudited and pro forma financial statements, (iv) the absence of a material adverse effect on Receptos, (v) the accuracy of specified representations and warranties of Receptos in the Merger Agreement and specified representations and warranties of Celgene to be set forth in the definitive loan documents, and (iv) other customary closing conditions.

The foregoing description of the Commitment Letter is not complete and is qualified in its entirety by reference to the Commitment Letter, a copy of which is attached to this report as Exhibit 10.1 and is incorporated herein by reference.

Tender and Support Agreement

Concurrently with the execution of the Merger Agreement, William H. Rastetter, Ph.D., Chairman of the Receptos Board, and Faheem Hasnain, Receptos’ President and Chief Executive Officer, entered into a tender and support agreement with Celgene and Acquisition Sub (the “Support Agreement”), pursuant to which each of them has agreed, among other things, to tender his Receptos Shares pursuant to the Offer. The Support Agreement will terminate upon the earliest to occur of (i) the Effective Time, (ii) a change of recommendation of the Receptos Board, and (iii) the date that the Merger Agreement is terminated in accordance with its terms.

The foregoing description of the Support Agreement is not complete and is qualified in its entirety by reference to the Support Agreement, a copy of which is attached to this report as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of July 14, 2015, among Celgene Corporation, Strix Corporation and Receptos, Inc.*

10.1	Commitment Letter, dated as of July 14, 2015, among Celgene Corporation, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC.

99.1	Tender and Support Agreement, dated as of July 14, 2015, among Celgene Corporation, Strix Corporation, Faheem Hasnain and William H. Rastetter.

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Celgene hereby agrees to furnish supplementally a copy of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

Important Information

The Offer described herein has not yet commenced.  The description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Receptos.  At the time the Offer is commenced, Celgene and Acquisition Sub intend to file with the SEC a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the Offer, and Receptos intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer.  Celgene, Acquisition Sub and Receptos intend to mail these documents to the stockholders of Receptos.  THESE DOCUMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND RECEPTOS STOCKHOLDERS ARE URGED TO READ THEM CAREFULLY WHEN THEY BECOME AVAILABLE.  Stockholders of Receptos will be able to obtain a free copy of these documents (when they become available) and other documents filed by Receptos, Celgene or Acquisition Sub with the SEC at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking statements, which are generally statements that are not historical facts. Forward-looking statements can be identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans,” “will,” “outlook” and similar expressions. Forward-looking statements are based on management's current plans, estimates, assumptions and projections, and speak only as of the date they are made. Celgene undertakes no obligation to update any forward-looking statement in light of new information or future events, except as otherwise required by law. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond the control of Celgene, including the following: (a) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (b) the inability to complete the transaction due to the failure to satisfy conditions to the transaction; (c) the risk that the proposed transaction disrupts current plans and operations; (d) difficulties or unanticipated expenses in connection with integrating Receptos into Celgene; (e) the risk that the acquisition does not perform as planned; and (f) potential difficulties in employee retention following the closing of the transaction. Actual results or outcomes may differ materially from those implied by the forward-looking statements as a result of the impact of a number of factors, many of which are discussed in more detail in Celgene’s public reports filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CELGENE CORPORATION

Date: July 15, 2015	By:	/s/ Peter N. Kellogg
Peter N. Kellogg
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of July 14, 2015, among Celgene Corporation, Strix Corporation and Receptos, Inc.*

10.1	Commitment Letter, dated as of July 14, 2015, among Celgene Corporation, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC.
99.1	Tender and Support Agreement, dated as of July 14, 2015, among Celgene Corporation, Strix Corporation, Faheem Hasnain and William H. Rastetter.

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Celgene hereby agrees to furnish supplementally a copy of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.